SECI 14042173 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 01 2014
WASH. DC
201

SEC FILE NUMBER
8-65393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2013 (MM/DD/YY) AND ENDING 9/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Insurance Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz II **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/2/14
12/3/14

OATH OR AFFIRMATION

I, Richard B. Franz II, officer of Raymond James Insurance Group, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Raymond James Insurance Group, Inc., as of September 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Richard B. Franz II
Chief Financial Officer

Notary Public

NANCY COAN
MY COMMISSION EXPIRES June 18, 2016
#EE 209096
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND JAMES INSURANCE GROUP, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

SEPTEMBER 30, 2014

SUMMARY OF CONTENTS

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Insurance Group, Inc.:

We have audited the accompanying statement of financial condition of Raymond James Insurance Group, Inc. as of September 30, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James Insurance Group, Inc. as of September 30, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
November 25, 2014
Certified Public Accountants

RAYMOND JAMES INSURANCE GROUP, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2014

Assets:		
Cash and cash equivalents	$	6,288,564
Other receivables		32,500
Prepaid expenses and other assets		250,718
Property and equipment, net		33,625
Deferred income taxes, net		126,181
Total assets	$	6,731,588
Liabilities and stockholder's equity:		
Accrued compensation, commissions and benefits	$	1,008,268
Income taxes payable		30,744
Accrued expenses and other liabilities		112,965
Payables to affiliates		62,526
Total liabilities		1,214,503
Stockholder's equity:		
Common stock - $1 par value; authorized 5,000 shares; issued and outstanding 2,000 shares		2,000
Additional paid-in capital		5,362,984
Retained earnings		152,101
Total stockholder's equity		5,517,085
Total liabilities and stockholder's equity	$	6,731,588

See accompanying Notes to Statement of Financial Condition.

NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James Insurance Group, Inc. ("RJIG," "we," "our," "ours" or "us"), formerly known as Planning Corporation of America ("PCA"), is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). RJIG is a general insurance agency representing a number of insurance companies, as well as a broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). We do not carry customer accounts and, accordingly, are exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Customer Protection Rule) pursuant to provision k(2)(i) of the rule. RJIG provides product and marketing support for a broad range of insurance products, principally fixed and variable annuities, life insurance, disability insurance and long-term care coverage to the financial advisors of our affiliated broker-dealers.

On October 1, 2013, PCA merged with Lane, Berry & Co. International, LLC ("Lane Berry"), a Massachusetts limited liability company and a wholly owned subsidiary of RJF. Lane Berry was a broker-dealer registered with the SEC, a member of FINRA and the SIPC. Under the terms of the Plan of Merger, PCA, the surviving entity, changed its name to Raymond James Insurance Group, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Our significant accounting policies are summarized below:

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is primarily provided for using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for software and two to five years for furniture, fixtures and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets. Additions, improvements and expenditures that extend the useful life of an asset are capitalized.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. See Note 7 for further information.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable reported on the Statement of Financial Condition are payable to RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 6 for further information on our income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with affiliates in certain revenue assignment arrangements, including the assignment of certain insurance related revenues, which result in receivables from and payables to affiliates.We assign certain insurance and annuity product commission revenues to our affiliates that we collected on their behalf per the established revenue assignment agreements for the sale of our insurance related products to their clients.

We participate with our Parent and affiliates in certain expense sharing agreements. Based on the terms in these agreements, our allocations described below may not be inclusive of all economic benefits received from our Parent or affiliates.

The payables to affiliates on our Statement of Financial Condition at September 30, 2014 associated with the related party transactions described in the table above is $62,526.

NOTE 4 – PROPERTY AND EQUIPMENT

		September 30, 2014
Leasehold improvements	$	33,693
Furniture, fixtures, and equipment		116,647
		150,340
Less: Accumulated depreciation and amortization		(116,715)
Property and equipment, net	$	33,625

NOTE 5 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are also subject to their rules, whose requirements are substantially the same. Rule 15c3-1 requires that the minimum net capital, as defined, be equal to the greater of $250 thousand or two percent of aggregate debit items arising from client transactions. At September 30, 2014, we had no aggregate debit items and, therefore, the minimum net capital of $250 thousand is applicable. Our net capital position is as follows:

		September 30, 2014
Net capital	$	5,055,510
Less: Required net capital		(250,000)
Excess net capital	$	4,805,510

NOTE 6 – FEDERAL AND STATE INCOME TAXES

The cumulative effects of temporary differences that give rise to significant portions of the deferred tax asset items are as follows:

		September 30, 2014
Deferred tax asset:		
Fixed assets	$	25,565
Deferred compensation		35,138
Accrued expenses		65,478
Gross deferred tax assets	$	126,181

No valuation allowance associated with our deferred tax asset is required at September 30, 2014, as management believes it is more likely than not that the deferred tax asset is realizable based on the ability to net losses against consolidated taxable income of the affiliated group, the ability to carry back losses against prior year consolidated income and expectations of future taxable income.

We recognize no liability for unrecognized tax benefits.

We are included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2013 for federal tax returns and fiscal year 2010 for state and local tax returns. Certain transactions occurring in fiscal year 2014 are currently being examined under the Internal Revenue Service ("IRS") Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The various audits in process are expected to be completed in fiscal year 2015.

NOTE 7 – EMPLOYEE BENEFIT PLANS

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJIG based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Benefits become fully vested after six years of qualified service.

RJIG participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or a matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP contributions are approved annually by RJF's Board of Directors or a committee thereof.

RJF established a Voluntary Deferred Compensation Plan (the "VDCP"), a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants must have annual compensation of $300,000 or more, and may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

Share-based compensation plans

Stock option awards

Under RJF's Stock Incentive Plan, RJIG may grant options to select employees. These options are exercisable in the 36th to 72nd months following the date of grant and only in the event that the grantee is our employee or has terminated within 45 days, disabled, deceased or, in some instances, retired. Options are granted with an exercise price equal to the market price of RJF stock on the grant date.

This amount may not be representative of future share-based compensation expense since the estimated fair value of stock options is amortized over the requisite service period using the straight-line method, and additional options may be granted in future years. The fair value of each fixed option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for stock options granted during the fiscal year ended September 30, 2014:

Dividend yield	1.33%
Expected volatility	40.08%
Risk-free interest rate	1.38%
Expected lives (in years)	5.39

The dividend yield assumption is based on RJF's current declared dividend as a percentage of the stock price. The expected volatility assumption is based on RJF's historical stock price and is a weighted average combining: (1) the volatility of the most recent year; (2) the volatility of the most recent time period equal to the expected lives assumption; (3) the implied volatility of option contracts of RJF stock; and (4) the annualized volatility of the price of RJF stock since the late 1980's. The risk-free interest rate assumption is based on the U.S. Treasury yield curve in effect at the time of grant of the options. The expected lives assumption is based on the average of (1) the assumption that all outstanding options will be exercised at the midpoint between their vesting date and full contractual term and (2) the assumption that all outstanding options will be exercised at their full contractual term.

A summary of option activity for grants to RJIG's employees for the fiscal year ended September 30, 2014 is presented below:

	Options for shares	Weighted-average exercise price ($)	Weighted-average remaining contractual term (year)	Aggregate intrinsic value ($)
Outstanding at October 1, 2013	15,000	$ 28.53		
Granted	4,300	48.20		
Outstanding at September 30, 2014	19,300	$ 32.91	2.96	$ 398,944
Exercisable at September 30, 2014	4,800	$ 25.28	0.32	$ 135,850

The following stock option activity occurred under RJF's Stock Incentive Plan for grants made to RJIG employees during the fiscal year ended September 30, 2014 (in thousands, except for per option values):

Weighted average grant date fair value per option	$	16.11
Total grant date fair value of stock options vested	$	12,959

Restricted stock awards

Under RJF's Stock Incentive Plan we may grant restricted stock awards to certain RJIG employees. The determination of the number of units or shares to be granted is determined by the Corporate, Governance, Nominating and Compensation Committee of the Board of Directors. Under the plan, the awards are generally restricted for a three year period during which time the awards are forfeitable in the event of termination other than for death, disability or retirement. The following activity occurred during the fiscal year ended September 30, 2014:

	Shares/Units	Weighted-average grant date fair value ($)
Non-vested at October 1, 2013	315	$ 33.43
Granted	341	48.84
Non-vested at September 30, 2014	656	$ 41.44

Employee stock purchase plan

The employee stock purchase plan allows employees to choose each year to have up to 20% of their annual compensation specified to purchase RJF's common stock. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the stock is 85% of the average high and low market price on the day prior to the purchase date.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

As a result of the extensive regulation of the financial services industry, we are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from conducting business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

Legal matter contingencies

We are not a defendant or co-defendant in any lawsuits or arbitrations at this time.

NOTE 9 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 25, 2014. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM